UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 19, 2023

ATHENA TECHNOLOGY ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

Delaware	001-41144	87-2447308
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

442 5th Avenue

New York, NY 10018
(Address of registrant’s principal executive offices, including zip code)

(970) 925-1572

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Redeemable Warrant	ATEK.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	ATEK	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock, each at an exercise price of $11.50 per share	ATEK WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On April 19, 2023, Athena Technology Acquisition Corp. II, a Delaware corporation (“Athena”), Athena Technology Sponsor II, LLC, a Delaware limited liability company (“Sponsor”), The Air Water Company, a Cayman Islands exempted company (“Holdings”), Project Hydro Merger Sub Inc., a Delaware corporation (“Merger Sub”), Air Water Ventures Ltd, a private company formed under the Laws of England and Wales (the “Company”), and those shareholders of the Company party thereto (collectively, the “Company Shareholders”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions precedent in the Business Combination Agreement, the following transactions will occur: (a) the split and subdivision of each Company share into a number of Company shares equal to the Exchange Ratio (as defined in the Business Combination Agreement) (the “Recapitalization”), (b) immediately following the Recapitalization, the acquisition by Holdings of all of the issued and outstanding share capital of the Company from the Company Shareholders in exchange for the issuance of Holdings ordinary shares, pursuant to which the Company will become a direct wholly owned subsidiary of Holdings (the “Share Acquisition”), (c) immediately following the Share Acquisition, the merger of Merger Sub with and into Athena (the “Merger”), with Athena surviving the Merger and the security holders of Athena (other than the security holders of Athena electing to redeem their shares of Athena common stock or shares of Athena common stock held in treasury) becoming security holders of Holdings and (d) the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein (together with the Recapitalization, Merger and Share Acquisition, the “Transactions”).

Unless otherwise indicated, capitalized terms used but not defined in this Current Report on Form 8-K (this “Report”) have the respective meanings given to them in the Business Combination Agreement. References herein to “Athena” shall refer to Athena Technology Acquisition Corp. II for all periods prior to completion of the Merger and to Athena, as the surviving company, for all periods after completion of the Merger.

In consideration for the Share Acquisition, each Company Shareholder will receive one Holdings ordinary share for each ordinary share they hold in the Company immediately prior to the Share Acquisition. In consideration for the Merger, each Athena shareholder will receive one Holdings ordinary share for each share of common stock they hold in Athena immediately prior to the Merger. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the Company Shareholders in connection with the Share Acquisition shall be the issuance of an aggregate number of Holdings common shares equal to (a) $300,000,000 plus the net amount of certain equity investments in the Company after April 19, 2023 divided by (b) $10.00.

Representations and Warranties

Under the Business Combination Agreement, Athena has made customary representations and warranties to the Company, Holdings and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, Securities and Exchange Commission (the “SEC”) filings, financial statements, internal controls, absence of certain changes, compliance with laws, actions, orders and permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with related persons, the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Jumpstart Our Business Startups Act of 2012, finders’ and brokers’ fees, sanctions and certain business practices, private placements, insurance, no misleading information supplied, the Trust Account, acknowledgement of no further representations and warranties and receipt of a fairness opinion.

Under the Business Combination Agreement, Holdings has made customary representations and warranties to Athena, the Company and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, limited activities, finders’ and brokers’ fees, the Investment Company Act and no misleading information supplied.

Under the Business Combination Agreement, the Company has made customary representations and warranties (on behalf of itself and its subsidiaries) to Athena relating to, among other things, organization and standing, due authorization and binding agreement, capitalization, company subsidiaries, governmental approvals, non-contravention, financial statements, absence of certain changes, compliance with laws, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, material customers and suppliers, data protection and cybersecurity, sanctions and certain business practices, the Investment Company Act, finders’ and brokers’ fees and no misleading information supplied.

Under the Business Combination Agreement, each Company Shareholder has made customary representations and warranties (with respect to itself only) to Athena, Holdings and the Company relating to, among other things, organization and standing, due authorization and binding agreement, share ownership, governmental approvals, non-contravention, litigation, certain investment representations, finders’ and brokers’ fees and no misleading information supplied.

Covenants

The Business Combination Agreement includes customary covenants of the parties including, among other things, (i) the conduct of their respective business operations prior to the consummation of the Transactions, (ii) using commercially reasonable efforts to obtain relevant approvals and comply with all applicable listing requirements of the New York Stock Exchange (“NYSE”) in connection with the Transactions and (iii) using commercially reasonable efforts to consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions. The Business Combination Agreement also contains additional covenants of the parties, including covenants providing for Athena, the Company and Holdings to use commercially reasonable efforts to (i) cooperate with each other to arrange the PIPE Investment on customary and mutually agreeable terms and (ii) file, and to cooperate with each other to prepare the registration statement of Holdings required to be filed in connection with the Transactions (the “Registration Statement”), which will contain a proxy statement of Athena.

Conditions to Closing

The respective obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction, or written waiver (where permissible), by the Company and Athena of the following conditions:

●	Athena’s shareholders having approved and adopted the Shareholder Approval Matters;

●	the absence of any law or governmental order, inquiry, proceeding or other action that would prohibit the Transactions;

●	the Holdings ordinary shares (including those to be issued pursuant to the Business Combination Agreement and the Subscription Agreements) and Holdings warrants (including the common shares underlying such warrants) having been approved for listing on the NYSE, subject only to official notice thereof;

●	the Registration Statement (and any amendments and supplements) shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn; and

●	the memorandum of association and articles of association of Holdings shall have been amended and restated according to the Business Combination Agreement.

Conditions to the Obligations of the Company, Holdings, Merger Sub and the Company Shareholders

The obligations of the Company and the Company Shareholders to consummate the Transactions are subject to the satisfaction, or written waiver (by the Company, where permissible) of the following conditions:

●	the representations and warranties of Athena being true and correct as determined in accordance with the Business Combination Agreement;

●	Athena having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

●	Athena having delivered to the Company a certificate dated as of the Closing Date, signed by an officer of Athena, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

●	no Material Adverse Effect shall have occurred with respect to Athena that is continuing and uncured;

●	Athena having made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Athena on the Closing Date, and all such funds released from the Trust Account be available to the surviving company;

●	Athena having provided the public holders of Athena shares of common stock with the opportunity to make redemption elections with respect to their Athena shares of common stock pursuant to their Redemption Rights; and

●	the Ancillary Documents required to be executed by Athena according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to the Company.

Conditions to the Obligations of Athena

The obligations of Athena to consummate the Transactions are subject to the satisfaction, or written waiver (by Athena where permissible) of the following conditions:

●	the representations and warranties of the Company and the Company Shareholders being true and correct as determined in accordance with the Business Combination Agreement;

●	each of the Company, Holdings, Merger Sub and the Company Shareholders having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

●	the Company having delivered to Athena a certificate dated as of the Closing Date, signed by each of the Company and Holdings, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement but in each case, solely with respect to themselves;

●	no Material Adverse Effect shall have occurred with respect to the Company that is continuing and uncured; and

●	the Ancillary Documents required to be executed by the Company, Holdings, Merger Sub and the Company Shareholders according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to Athena.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of Athena or any party, as follows:

●	by mutual written consent of Athena and the Company;

●	by either Athena or the Company if any of the closing conditions set forth in the Business Combination Agreement have not been satisfied or waived by June 14, 2023 (provided that such date shall be automatically extended to January 14, 2024 if shareholder approval of an extension for Athena to complete an initial business combination to such date is obtained) (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under such provision of the Business Combination Agreement by or on behalf of any party that either directly or indirectly through its affiliates (or with respect to the Company, the Company Shareholders or Holdings) is in breach or violation of any representation, warranty, covenant or obligation contained therein, with such breach or violation being the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to the Outside Date;

●	by either Athena or the Company if any governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to such section will not be available to a party if the failure by such party or its affiliates (or with respect to the Company, the Company Shareholders or Holdings) to comply with any provision of the Business Combination Agreement was the principal cause of such order, action or prohibition;

●	by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Athena set forth in the Business Combination Agreement, or if any representation, warranty of Athena becomes untrue or inaccurate, in each case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

●	by Athena upon a breach of any warranty, covenant or agreement on the part of the Company, Holdings, Merger Sub or the Company Shareholders set forth in the Business Combination Agreement, or if any warranty of such parties becomes untrue or inaccurate, in any case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

●	by the Company if Athena or the Athena Securities are no longer listed on the NYSE or another national securities exchange;

●	by either Athena or the Company if the special meeting of shareholders is held and has concluded, Athena shareholders have duly voted, and the Required Shareholder Approval is not obtained; or

●	by Athena on (or within three Business Days after) June 13, 2023 if, prior to such date, the Company and Athena have conducted good faith marketing efforts to potential PIPE Investors regarding the PIPE Investment (each as defined in the Business Combination Agreement), and following such marketing efforts Athena has determined that the parties do not have a reasonable likelihood of consummating a PIPE Investment of at least $30,000,000 in the aggregate and on terms reasonably satisfactory to Athena prior to the Outside Date.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto, and the Ancillary Documents, the terms of each of which are incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about Athena, Holdings, Merger Sub, the Company Shareholders or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that Athena makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Athena, Holdings and the Company, pursuant to which Sponsor has agreed to, among other things, (a) waive its anti-dilution rights in the SPAC Charter with respect to the SPAC Class B Common Stock (together with the SPAC Class A Common Stock, the “Sponsor Securities”), (b) vote at any meeting of Athena shareholders to be called for approval of the Transactions all Sponsor Securities held of record or thereafter acquired in favor of the Shareholder Approval Matters, (c) be bound by certain other covenants and agreements related to the Transactions and (d) be bound by certain transfer restrictions with respect to the Sponsor Securities and warrants exercisable for Sponsor Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Transactions with respect to any Sponsor Securities they may hold.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Company Shareholders and members of the Company’s management will each enter into an agreement (the “Company Shareholder Lock-Up Agreement” and the “Management Lock-Up Agreement,” respectfully) providing that each Company Shareholder will not, subject to certain exceptions, transfer seventy-five percent of its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing, (ii) the first trading day following the date on which the last reported sale price of the Holdings ordinary shares equals or exceeds $12.00 per share (as adjusted) for any 20 trading days within any consecutive 30-trading day period commencing 30 days following the Closing or (iii) the date following the Closing on which Holdings completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction in which all of its stockholders have the right to exchange their shares of common stock for cash, securities or other property.

In connection with the Closing, Sponsor and certain individuals who are members of Athena’s board of directors and/or management team (such individuals, the “Insiders”) will enter into an agreement (the “Sponsor Lock-Up Agreement”) providing that Sponsor and the Insiders will not, subject to certain exceptions, transfer (i) the Base Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which Holdings completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property or (ii) the Special Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (w) 18 months after the Closing, (x) with respect to fifty percent of the Special Restricted Securities, the first trading day following the date on which the last reported sale price of Holdings ordinary shares equals or exceeds $12.50 per share (as adjusted), (y) with respect to fifty percent of the Special Restricted Securities, the first trading day following the date on which the last reported sale price of Holdings ordinary shares equals or exceeds $15.00 per share (as adjusted) and (z) the date following the Closing on which Holdings completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) the “Special Restricted Securities” means a number of Holdings ordinary shares to be received by Sponsor and the Insiders pursuant to the Business Combination Agreement equal to the aggregate number of Holdings ordinary shares that the Company and Athena provide to PIPE Investors as an incentive to enter into the applicable Subscription Agreement, not to exceed 3,552,500 Holdings ordinary shares, and (b) the “Base Restricted Securities” means a number of Holdings ordinary shares to be received by Sponsor and the Insiders pursuant to the Business Combination Agreement equal to 6,660,938 minus the number of Special Restricted Securities.

The foregoing summaries of the Company Shareholder Lock-Up Agreement, the Management Lock-Up Agreement and the Sponsor Lock-Up Agreement are qualified in their entirety by reference to the full text of the form of Sponsor Lock-Up Agreement, the form of Management Lock-Up Agreement and the form of Company Shareholder Lock-Up Agreement, which are attached as Exhibits 10.2, 10.3 and 10.4 hereto, respectively, and the terms of which are incorporated herein by reference.

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, Holdings, certain Company equityholders, Sponsor and Athena will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which Holdings will agree to register for resale certain shares of Holdings ordinary shares and other equity securities of Holdings that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, Holdings will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing Date. Holdings also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that Holdings will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The foregoing summary of the New Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of New Registration Rights Agreement, which is attached as Exhibit 10.5 hereto and the terms of which are incorporated herein by reference.

Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to the Merger Effective Time, Athena, Holdings and Continental Stock Transfer & Trust Company (the “Warrant Agent”) will enter into an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), which amends (i) that certain Amended and Restated Private Warrant Agreement, dated as of March 29, 2022, by and between Athena and the Warrant Agent (the “Existing Private Warrant Agreement”), and (ii) that certain Amended and Restated Public Warrant Agreement, dated as of March 29, 2022, by and between Athena and the Warrant Agent (the “Existing Public Warrant Agreement” and, together with the Existing Private Warrant Agreement, the “Existing Warrant Agreements”) pursuant to which (a) Athena will assign to Holdings, and Holdings will assume, all of Athena’s right, title and interest in and to the Existing Warrant Agreements and (b) each Athena warrant shall be modified to no longer entitle the holder to purchase Athena shares of common stock and instead acquire an equal number of Holdings ordinary shares per Athena warrant.

The foregoing summary of the Warrant Assumption Agreement is qualified in its entirety by reference to the full text of the form of Warrant Assumption Agreement, which is attached as Exhibit 10.6 hereto and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Report is incorporated by reference herein. The Holdings ordinary shares to be issued to the Company Shareholders in respect of the Company shares in connection with the Share Acquisition will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions. Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that was presented to certain potential investors in connection with the Transactions.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the Transactions between Athena and the Company will occur and that Holdings will be listed on the NYSE, the estimated or anticipated future results and benefits of Holdings following the Transactions, including its ability to successfully execute is business plan, the likelihood and ability of the parties to successfully consummate the Transactions and future opportunities for Holdings and other statements that are not historical facts.

These statements are based on the current expectations of Athena’s and/or the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Athena and the Company. These statements are subject to a number of risks and uncertainties regarding the Company’s business and the Transactions, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Transactions or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by Athena’s shareholders in connection with the Transactions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions; the risk that the approval of Athena’s shareholders for the potential transaction is not obtained; the anticipated capitalization and enterprise value of Holdings following the consummation of the Transactions; the ability of Holdings to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the Transactions; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions; the risk that the Transactions may not be completed by Athena’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Athena; the risks related to the rollout of the Company’s business and the timing of expected business milestones; the ability of Holdings to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Holdings to obtain or maintain the listing of its securities on the NYSE following the Transactions; costs related to the Transactions; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in Athena’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 30, 2023. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Athena’s expectations, plans or forecasts of future events and views as of the date of this Report. And while Athena may elect to update these forward-looking statements in the future, Athena specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Athena’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the Transactions, Athena, the Company and Holdings are expected to prepare the Registration Statement to be filed with the SEC by Holdings, which will include preliminary and definitive proxy statements to be distributed to Athena’s shareholders in connection with Athena’s solicitation for proxies for the vote by Athena’s shareholders in connection with the Transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the Company’s shareholders in connection with the completion of the Transactions. After the Registration Statement has been filed and declared effective, Athena will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Transactions. Athena’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Athena’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Transactions, because these documents will contain important information about Athena, the Company, Holdings and the Transactions. This Report is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its shareholders in connection with the Transactions..

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Athena as of a record date to be established for voting on the business combination. Shareholders of Athena will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Athena Technology Acquisition Corp. II, 445 5th Avenue New York, New York 10018.

Participants in the Solicitation

Holdings, the Company, Athena and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Athena’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding Athena’s directors and executive officers in Athena’s filings with the SEC, including Athena’s Annual Report on Form 10-K, and amendments thereto, and Quarterly Report on Form 10-Q, in each case, as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Athena’s shareholders in connection with the Transactions, including a description of their direct and indirect interests, which may, in some cases, be different than those of Athena’s shareholders generally, will be set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
2.1†	Business Combination Agreement, dated as of April 19, 2023, by and among Athena Technology Acquisition Corp. II, Athena Technology Sponsor II, LLC, The Air Water Company, Project Hydro Merger Sub Inc., Air Water Ventures Ltd, and the Company Shareholders.
10.1	Sponsor Support Agreement, dated as of April 19, 2023, by and among Athena Technology Sponsor II, LLC, Athena Technology Acquisition Corp. II, Air Water Ventures Ltd, and The Air Water Company.
10.2	Form of Sponsor Lock-Up Agreement.
10.3	Form of Management Lock-Up Agreement.
10.4	Form of Company Shareholder Lock-Up Agreement.
10.5	Form of New Registration Rights Agreement.
10.6	Form of Warrant Assumption Agreement.
99.1	Press Release, dated April 20, 2023, issued by the parties announcing the Transactions.
99.2	Investor Presentation, dated April 20, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2023

ATHENA TECHNOLOGY ACQUISITION CORP. II

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Chief Executive Officer and Chairperson of the Board of Directors